MORRISON | FOERSTER	425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

September 8, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Kevin Vaughn
Tara Harkins

Re:	WaferGen Bio-systems, Inc.
Registration Statement on Form S-1
Filed July 12, 2011
File No. 333-175507

Dear Mr. Mancuso:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 8, 2011, with respect to the registration statement on Form S-1 (File No. 333-175507), as amended (the “Registration Statement”).  The Registration Statement relates to the contemplated registration and offering (the “Offering”) of up to 112,346,479 shares of the Company’s Common Stock (the “Offering Shares”), consisting of 29,374,995 Offering Shares issuable upon the conversion Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”), 26,798,236 Offering Shares issuable upon the full conversion of Convertible Promissory Notes (“Notes”), which are initially convertible into shares of Series A-2 Convertible Preferred Stock, and 56,173,248 Offering Shares issuable upon the exercise of warrants (“Warrants”) to purchase the Company’s Common Stock (the Series A-1 Preferred, the Notes and the Warrants together, the “PIPE Securities”).  The Offering Shares are being registered for resale from time to time by the selling stockholders (the “Selling Stockholders”) identified in the prospectus forming a part of the Registration Statement.

The Series A-1 Preferred, Notes and Warrants were sold by the Company in a private placement transaction commonly referred to as a private investment in public equity or PIPE, that closed in May 2011 (the “May 2011 Private Placement”).  The Company filed the Registration Statement to fulfill its obligations under a Registration Rights Agreement dated May 27, 2011 by and among the Company and the Selling Stockholders (the “Registration Rights Agreement”).

Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

General

1.	As appropriate, please amend the Form S-1 to provide revised disclosures to address the comments in our comment letter dated August 8, 2011 on your Form 10-K filed March 31, 2011

Response:  In response to the Staff’s comment, the Company will amend within the next few days the Registration Statement to revise disclosures to address the comments raised by the Staff in its comment letter dated August 8, 2011 on the Company’s Annual Report on Form 10-K filed March 31, 2011.

Selling Shareholders, page 20

2.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:  We have reviewed the Staff’s prior guidance on PIPE transactions, as articulated in the Division of Corporate Finance’s Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”), which states in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

The Staff has raised concerns in the past that following a PIPE transaction the selling stockholders may be acting as underwriters, and therefore that the resale shelf registration statement is an indirect primary offering, where a number of shares greater than one-third of the Company’s public float is sought to be registered for resale.

The standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” is an analysis of the facts and circumstances as articulated in CDI 612.09.  The totality of the facts and circumstances in this case demonstrate that the Selling Stockholders are not acting as underwriters for the Company.  Instead, the Selling Stockholders are venture capitalists, private investors, members of the Company’s Board of Directors (including an affiliate of a member) and a preexisting stockholder who has made long-term investments in the Company.

While the amount of PIPE Securities contemplated in the Registration Statement is large relative to the Company’s public float, the Company respectfully submits that this fact only one factor to be considered by the Staff in applying Rule 415(a)(1)(i) and is not determinative in light of the following:

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

•
there are a significant number of different Selling Stockholders who are not acting together as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the Selling Stockholders acquired the PIPE Securities in a bona fide PIPE transaction;

•	the Selling Stockholders have held and will, upon sale, have held the PIPE Securities and been exposed to market risk for a substantial amount of time;

•	the Selling Stockholders are not currently and never have been in the “business of buying and selling securities”; and

•	the PIPE Securities are not “toxic convertible” securities.

Taken together, the totality of the facts and the circumstances surrounding the May 2011 Private Placement demonstrate that the resales sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4). The Company respectfully submits that the proposed Offering contemplated by the Registration Statement is “solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore should be permitted by Rule 415(a)(1)(i).

•	There are a significant number of Selling Stockholders who are not acting together as a “group.”

A total of 22 Selling Stockholders contemplate including their Offering Shares in the proposed Offering.  If related stockholders are grouped together and considered to be one Selling Stockholder, there would be a total of nine distinct Selling Stockholders.  The Company is not aware of any relationships or agreements between these nine distinct Selling Stockholders, nor does the Company have any reason to believe such relationships or agreements exist.

The approximate percentage of the overall number of shares being registered on behalf of each Selling Stockholder is as follows:

	Selling Stockholder	Approximate % of Overall Offering
1.	Biomedical Value Fund, L.P.	13.49%
2.	Biomedical Institutional Value Fund, L.P.	3.33%
3.	Biomedical Offshore Value Fund, Ltd.	8.31%
4.	WS Investments III, LLC	0.45%
5.	David J. Morrison	0.23%
6.	Class D Series of GEF-PS, L.P.	8.18%
7.	Lyrical Multi-Manager Fund, L.P.	6.76%
8.	Jeffrey R. Jay, Trustee for the benefit of Thomas C. Jay QPERT	0.65%
9.	Jeffrey R. Jay, Trustee for the benefit of Carolyn Jay Trust	0.33%
10.	Jeffrey R. Jay, Trustee for the benefit of JR Jay Jr. Trust	0.33%

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

11.	Jeffrey R. Jay	1.31%
12.	Paul Schimmel Rollover IRA	0.82%
13.	Deerfield Private Design Fund II, L.P.	10.30%
14.	Deerfield Private Design International II, L.P.	11.80%
15.	Deerfield Special Situations Fund, L.P.	8.62%
16.	Deerfield Special Situations Fund International, Limited	13.48%
17.	Merlin Nexus III, LP	8.18%
18.	The Shivji Family Trust dated June 12, 2000	1.31%
19.	Robert Coradini	0.82%
20.	Joel Kanter	0.33%
21.	The Kanter Family Foundation	0.16%
22.	CIBC Trust Company (Bahamas) Limited	0.82%

The first Selling Stockholders numbered 1-7 (the “Great Point Owners”) are each controlled by Great Point Partners, LLC, the Selling Stockholders numbered 8-11 are each controlled by Jeffrey R. Jay (Mr. Jay is also the Senior Managing Member of Great Point Partners, LLC, but disclaims beneficial ownership of any Offering Shares owned by the Great Point Owners”), the Selling Stockholders numbered 13-16 (the “Deerfield Funds”) are each controlled by James E. Flynn of Deerfield Management Co., L.P., and Selling Stockholder number 21 is controlled by Joel Kanter, a member of the Company’s Board of Directors.  The Company has been informed by these four distinct Selling Stockholders that none of the individual Selling Stockholders have any relationship with one another with respect to the disposal of the Offering Securities.

As to the nine distinct Selling Stockholders in the May 2011 Private Placement, the Company has been informed that each such Selling Stockholder maintains individual and separate control and discretion over the timing of the sale of the shares being registered on such Selling Stockholder’s behalf, and that such Selling Stockholders are not members of a “group” with any other Selling Stockholder within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) thereunder.  The Company believes that there are no other relationships among the Selling Stockholders and that the Selling Stockholders are acting independently of one another.

•	The Selling Stockholders acquired the PIPE Securities in a bona fide PIPE transaction.

The Selling Shareholders acquired their respective shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act and have been at market risk for such shares since their acquisition thereof.  The entire cash proceeds from the sale of the PIPE Securities went directly to the Company, as will the entirety of any proceeds from the exercise of the Warrants.  As discussed further below, the Selling Shareholders made specific representations to the Company that they were acquiring the shares for their own accounts and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws.  The Company is neither aware of any evidence that would indicate that these specific representations were false nor aware of any evidence that the Selling Shareholders have any plan to act in concert to effect a distribution of their shares.   The Company is also not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.  A “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as any road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or would take place if the Registration Statement is declared effective.

In addition, as described in this paragraph, the PIPE Securities were acquired at a price above the fair market value of the Company’s Common Stock.  Although the PIPE Securities were acquired by each Selling Stockholder together for a designated aggregate purchase price, the stated value of the Series A-1 Preferred is $0.52 per share of Common Stock into which the Series A-1 Preferred may be converted, and after subtracting the principal amount of the Notes from the aggregate consideration and not giving effect to any purchase price for the Warrants, the Selling Stockholders can be viewed as having purchased the Series A-1 Preferred in the May 2011 Private Placement at an as-converted to Common Stock price of $0.52 per share.  The Notes issued in the May 2011 Private Placement are fully convertible into Common Stock at a rate of $0.57 per share.  The exercise price of the Warrants issued in the May 2011 Private Placement is $0.62 per share.  The Securities Purchase Agreement entered into by the Company and the Selling Securities with respect to the sale of the PIPE Securities (the “Securities Purchase Agreement”) was signed and publicly disclosed prior to the opening of the market on May 25, 2011, with pricing based on the $0.46 closing market price on May 24, 2011.

•
The Selling Stockholders will have held the PIPE Securities and been exposed to market risk for a significant period of time prior to effectiveness of the Registration Statement and sale of the Offering Shares.

Over 100 days have passed since the May 2011 Private Placement closed.  During such time, none of the Selling Stockholders have sold any of the PIPE Securities or, to the Company’s knowledge, any other Common Stock that they previously acquired.  Further, none of the Selling Stockholders have converted their PIPE Securities into, or exercised them for, shares Common Stock, and as discussed below, the Company does not believe that any of the Selling Stockholders intend to sell the Offering Shares in the foreseeable future.

Further, because there is no mandatory holding period to overcome for a PIPE transaction to be a valid secondary offering, the 104-day period that has already elapsed is substantially longer than the holding period required by the Staff for valid PIPE transactions.  As set forth in the Division of Corporate Finance’s Compliance and Disclosure Interpretation 116.19, a valid secondary offering could actually occur immediately following the closing of the placement:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. . . .  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

This concept is consistent with custom and practice in the PIPE marketplace.  In many PIPE transactions, including this one, a registration statement is required to be filed shortly after closing and declared effective shortly thereafter.  However, an extended holding period was both contemplated by the Registration Rights Agreement and expected by the Selling Stockholders at the time they made their initial investments, as they and the Company expected there would be a full review of the Registration Statement by the Staff, which would significantly extent the amount of time before the Offering Shares could be registered for resale.

In addition, the Selling Stockholders are also limited in the number of Offering Shares they can sell at any time as a practical matter.  As negotiated by the Selling Stockholders, the terms of the Series A-1 Preferred, the Series A-2 Convertible Preferred Stock into which the Notes are convertible, and the Warrants restrict the conversion and exercise of such preferred stock and warrants, respectively, to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of a maximum of 9.985% of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion or exercise (the “Ownership Cap”).   The Ownership Cap cannot be waived by the Selling Stockholders.  This Ownership Cap limits the number of Offering Shares the Selling Stockholders can hold on an aggregate basis at any given time to approximately 40% of the Company’s outstanding shares at any such time, and has the practical effect of limiting the Selling Stockholders’ ability to sell the Offering Shares over a short period of time.  Further, the Selling Stockholders realized that although the Company’s Common Stock is quoted on the OTC Bulletin Board, the trading volume for the Common Stock has historically been very low.  Given these facts, the Selling Stockholders did not expect to have, and do not have, the ability quickly to exit their position even if they desired to do so, and have been, and continue to be, exposed to market risk immediately after closing the May 2011 Private Placement.

•	The Selling Stockholders are not in the business of buying and selling securities.

Except for the Company directors and their affiliates, all of the Selling Stockholders were introduced to the Company by its placement agent, Oppenheimer & Co.  None of the Selling Stockholders is in the business of buying and selling securities (other than as an investment for their own account) or otherwise acting as an underwriter, and each of the Selling Stockholders has certified to the Company that such Selling Stockholder is not and is not affiliated or associated with a broker-dealer registered under FINRA. Each of the Selling Stockholders in the May 2011 Private Placement also represented to the Company as follows:

. . . (ii) the Investor is acquiring the Securities in the ordinary course of its business and for its own account for investment only and with no present intention of distributing any of such Securities or entering into any arrangement or understanding with any other persons regarding the distribution of such Securities; (iii) the Investor will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities except in compliance with the Securities Act, applicable state securities laws and the respective rules and regulations promulgated thereunder; . . .  Subject to Article IV herein, the Investor understands that its acquisition of the Securities has not been registered

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of the Investor’s investment intent as expressed herein.

Four of the Selling Stockholders (i.e., The Shivji Family Trust dated June 12, 2000, Robert Coradini, Joel Kanter and The Kanter Family Foundation) are, or are controlled by, members of the Board of Directors of the Company.  These four Selling Stockholders hold approximately 2.62% of the PIPE Securities.  Another eleven of the Selling Stockholders (Merlin Nexus II, LP, the Deerfield Funds and certain of the Great Point Owners) are all private investment funds.  They collectively hold approximately 93% of the Offering Shares.

Further, the Selling Stockholders were aware of trade volume limitations imposed by Ownership Cap, the thin public market for the Common Stock and the likelihood that they would have to hold on to their PIPE Securities for an extended period of time (as discussed above).  Since these Selling Stockholders are still subject to market risk if the Offering Shares decrease in value, the fact that they were willing to participate in the May 2011 Private Placement with the knowledge that their ability to fully exit their position would be restricted for an extended period of time should provide additional evidence that they purchased the PIPE Securities as an investment (and not with an intent to effect a distribution).

The private investment funds’ desire to have their Offering Shares covered by the Registration Statement is not indicative of a desire to sell, distribute or “flip” the stock, nor is it indicia of a primary offering.  Instead, these firms have informed the Company that they negotiated for the Registration Rights Agreement because without a registration statement, the PIPE Securities would be viewed as being illiquid (even though a portion of the underlying Offering Shares will be tradable in any three-month period under Rule 144).  Because many of the Selling Stockholders, like many other private investment funds, are required to mark their portfolio securities to market, such funds are required to mark down the book value of those securities to reflect an illiquidity discount.  In the current economic environment, these firms have indicated a desire to have investments that they may characterize as more liquid.

•	The PIPE Securities are not “toxic convertible” securities.

The proposed Offering covered by the Registration Statement does not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies.  Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock.  When the transaction was announced, the stock prices typically fell, which led to the issuer having to issue significant blocks of stock, in many cases well in excess of 100% of the shares previously outstanding.  In these “toxic convertible” transactions, existing investors or investors who purchased shares after the announcement of the transaction frequently faced downward pressure on the value of their investments.  In many cases, the shareholders who did not participate in the “toxic convertible” transaction saw the value of their shares decline dramatically due to massive dilution resulting from the trigger of price “resets” or floating conversion or exercise prices.

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

The May 2011 Private Placement did not involve the sale of securities with price “resets,” floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive dilution and price declines.   The PIPE Securities are all convertible or exercisable at fixed prices (subject to customary general corporate adjustments, but without anti-dilution protection or exercise price adjustment mechanisms in the event of dilutive future issuances of equity securities by the Company).

The only exception to the foregoing relates exclusively to a proposed listing by the Company of its Common Stock on a national securities exchange. In the event that the applicable exchange requires the Company to increase its level of equity as a condition to such proposed listing, then at the request of the Company, and subject to the consent of holders of 67% of the Notes, a limited portion of Notes may be converted into shares of Series A-2 Convertible Preferred Stock based on a conversion price tied to the market price at the time of conversion. The portion of the Notes to be converted is limited solely to the extent necessary to satisfy the applicable listing requirements. Therefore, this "market conversion feature" is limited in its scope and circumstances and is intended to provide the Company with flexibility with respect to a proposed listing, not to benefit the investors in connection with a lower stock price. The Company respectfully submits that this limited price-based conversion feature is not the same as the "toxic convertible" instruments of concern to the SEC, and has a completely different and legitimate business purpose.

Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are present with respect to the proposed Offering to be covered by the Registration Statement.

•	Considering all the facts and circumstances, the Selling Stockholders are not acting as underwriters or conduits for the Company.

The Company respectfully submits that none of the Selling Stockholders are acting as an underwriter or conduit for the Company. The Selling Stockholders entered into the May 2011 Private Placement not to facilitate a continuous at-the market offering on the part of the Company, but because the Company badly needed funds to continue its operations and development.  The Selling Stockholders assumed substantial market risk when they acquired the PIPE Securities.  None of the Selling Stockholders could reasonably have expected an appreciable gain in their investments in the short term.

Signatures, page II-10

3.	Please indicate below the second paragraph of text required on the Form S-1 Signatures page who signed the registration statement in the capacity of controller or principal accounting officer.

Response:  In response to the Staff’s comment, we will revise the Registration Statement signatures page to indicate that Don Huffman has signed the Registration Statement in his capacity as both principal financial officer and principal accounting officer.

MORRISON  |  FOERSTER

Russell Mancuso, Branch Chief
September 8, 2011

Exhibit 5.1

4.
The opinion that you file to satisfy your obligation per Regulation S-K Item 601(b)(5) may not assume conclusions of law which are a necessary requirement of the ultimate legality opinion, material facts underlying the opinion or facts that are readily ascertainable.  Please file an opinion with revisions to the last sentence of the paragraph following the bullet points accordingly.

Response:  In response to the Staff’s comment, we will file a new opinion as Exhibit 5.1 which will state that we have relied upon an officer’s certificate with respect to the genuineness of signatures and the authenticity of documents provided to us by the Company.

**********************************************

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 415-268-6897.

Sincerely,

/s/ John M. Rafferty

John M. Rafferty

cc:	Alnoor Shivji (WaferGen Bio-systems, Inc.)
Don Huffman (WaferGen Bio-systems, Inc.)